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                             Chicago Daily Herald
                                Copyright 2000

                           Tuesday, October 24, 2000

                                   BUSINESS

       Citing stock troubles, ex-Wisconsin Central boss seeks new board
                  Mike Comerford Daily Herald Business Writer

     The former chief executive of Wisconsin Central Transportation Corp., Edward Burkhardt, said on Monday he plans to solicit shareholder consent to oust the company's board and replace it in a bid to reverse an earnings slide.

     The stock closed up 13 cents, ending at $10.75.

     The company, however, is vehemently opposing the effort and said Monday it plans to file with the Securities and Exchange Commission to block a shareholder vote.

     "We oppose the Burkhart solicitation," said Ann Thoma, spokeswoman for the railroad. "We'll be filing with the SEC shortly."

     Burkhart, who is also one of the company's largest shareholders, is the former chairman, president and CEO of Rosemont-based Wisconsin Central. He said in a statement he has formed a committee to propose several measures - including the possible sale of its North American operations to a strategic buyer.

     He said net income slid 17 percent in the year following his resignation in July 1999 and the stock price has been depressed.

     Among the new, proposed board members is Aaron Gellman, professor of management and strategy at the Kellogg School of Management, Northwestern University.

     "Its a proxy fight basically," Gellman said. "The stock has tremendous potential ... but ever since (Burkhardt) left, it has gone down. A change of management, we hope, will result in a change in the stock price."

     Daily Herald news services contributed to this report.

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                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

     The Wisconsin Central Shareholders Committee to Maximize Value, the members of the Committee, the nominees for election as directors proposed by the Committee and certain other persons may be deemed to be participants in the solicitation of shareholder consents referred to in this filing. Information regarding each participant is included in the preliminary consent statement filed by the Committee with the Securities and Exchange Commission on October 20, 2000. The Committee intends to mail definitive copies of the consent statement, together with consent cards, to Wisconsin Central shareholders in the near future. Wisconsin Central shareholders are urged to read the consent statement carefully when it is available because it contains important information. The Committee's consent statement is available without charge at the SEC's Internet web site at www.sec.gov. In addition, the Committee will provide copies of its consent statement without charge upon request. Requests for copies should be directed to the Committee's information agent, Innisfree M&A Incorporated, at its toll-free number: 1-888-750-5834.